Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE	2018-03

Minnesota PCA posts PolyMet draft air emission permit
Draft permit is last state permit required for public meeting

St. Paul, Minn., January 24, 2018 – The Minnesota Pollution Control Agency has informed Poly Met Mining Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – that it has posted the draft air emission permit and supporting permit documentation on its website for the NorthMet copper-nickel-precious metals project.

The draft air emission permit is the last state permit required for the upcoming public meetings in February.

The agency released the draft air emission permit to tribes and PolyMet and posted it on its website for public review.  As previously announced by the MPCA, public meetings on the draft air and water permits and the draft Permit to Mine will be held jointly with the Department of Natural Resources on February 7 and 8, 2018, in Aurora and Duluth, respectively.  The public comment period for MPCA’s draft air emission and water permits will begin prior to the February public meetings.  The draft Permit to Mine was released for public comment by the DNR on January 5, 2018.

The draft air emission permit describes how PolyMet will meet federal and state air quality regulations and contains conditions that are enforced by both the state and federal governments.  It identifies the sources on the site that could generate air emissions, details the conditions under which the company must operate to control emissions, and sets emission limits, monitoring and reporting requirements.

“We are delighted to see the last of the major state permits we have applied for released as draft permits by the state, along with the draft Section 401 Certification,” said Jon Cherry, president and CEO.  “It has been a long and difficult road, and we look forward to receiving the agencies’ final decisions on these permits.”

The draft air emission permit posted by the MPCA, including related conditions and other permit documentation, are found at https://www.pca.state.mn.us/northmet.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
polymetcommunications@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2017.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.